Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Bravo @andrewrsorkin Best article written so far. [Investor info: allfor5g.com]

https://www.nytimes.com/2018/07/30/business/dealbook/t-mobile-sprint-merger-competition.html

T-Mobile and Sprint: How Fewer Competitors Could Increase Competition

The proposed merger of T-Mobile and Sprint would combine the two weakest companies in the sector and create one viable competitor to the industry’s giants: Verizon and AT&T.

Credit Jeenah Moon for The New York Times

By Andrew Ross Sorkin

July 30, 2018

There has been no shortage of opinions about the proposed merger of T-Mobile and Sprint. Just about the only person who hasn’t said something is President Trump.

As deafening as the president’s uncharacteristic silence has been on a deal that would reshape the telecommunications and media landscape, everyone else seems to be saying the same thing: The deal should be blocked.

But those who cited the conventional wisdom this time may be wrong, including me.

When the deal was announced in April, the knee-jerk reaction — my own included — was to question whether the deal would reduce competition and should be rejected. That also seemed to be the first impulse of many others, with a bevy of opinion pieces questioning the deal.

In The New York Times alone, there was an opinion piece, “Letting Sprint and T-Mobile Merge Is a Terrible Idea,” and an editorial, “The Implausible Promises of a T-Mobile-Sprint Merger.” “Block the Call,” The Economist wrote. Randall Stephenson, the chief executive of AT&T as it undertakes its own sector-shaking merger with Time Warner, said at a news conference that T-Mobile and Sprint would have a “tough hill to climb.”

Investors, too, have been unconvinced the deal will go through, recalling that the government blocked AT&T’s acquisition of T-Mobile on the grounds that it would have reduced the number of competitors. And even as recently as two years ago, officials at the Federal Communications Commission knocked a combination of T-Mobile and Sprint.

But there’s a compelling alternative theory.

Poring through hundreds of pages of documents submitted to the government by the companies and transcripts of testimony in front of Congress makes it clear that going from four competitors to three — AT&T, Verizon and a combined T-Mobile-Sprint — wouldn’t pose the problems that so many fear.

Every textbook would say that fewer competitors results in high prices. But if the Sprint-T-Mobile deal was given the green light, it would almost empirically create, at least in the short term, more competition for AT&T and Verizon, not less.

The entire premise of the deal is that by merging, the two weakest companies in the sector would be able to build out a meaningful a 5G network, possibly even more quickly than AT&T and Verizon.

If T-Mobile and Sprint built out that network, the only way to make the math of the deal work would be to steal customers from AT&T and Verizon. The combined company would need to take millions of customers away from the big players. The only way to do that: lower prices. That’s especially true now that companies like AT&T, thanks to its new Time Warner holdings, will be able to offer customers extra perks that customers of T-Mobile and Sprint won’t be able to get.

John Legere, T-Mobile’s chief executive, was questioned about pricing during congressional testimony in late June. He explained that he would “have every incentive from an economic and business perspective to lower prices to attract new customers and drive customer usage to fill its greatly increased and less expensive capacity.”

Perhaps the more persuasive comment came from Sprint’s chief executive, Marcelo Claure, who pointed out that little had changed for the better since his predecessor, Dan Hesse, testified before Congress seven years ago and voiced concerns about the proposed merger of T-Mobile and AT&T.

At the time, Mr. Claure told Congress, AT&T and Verizon controlled two-thirds of the market — the same share they control today.

“And they have increasingly found ways to use their scale to cement their advantages rather than to compete vigorously with others in the marketplace,” he said. He punctuated his point by saying the market caps of AT&T and Verizon are each twice the size of a combined T-Mobile-Sprint.

In truth, today’s wireless market is bifurcated between the haves and the have-nots. It’s almost as if the telecommunication market were two markets. AT&T and Verizon serve the wealthier and business customers, and T-Mobile and Sprint serve more price-conscious consumers.

T-Mobile in particular has long been described as a “maverick” — that’s a classic antitrust term for companies that are viewed as holding down prices in an industry, the way Southwest Airlines has long done. The worry has long been that the combined company would raise prices. But as logical as that sounds, it’s likely to do the opposite.

Robert Bork, President Ronald Reagan’s Supreme Court nominee in 1987, wrote a seminal book, “The Antitrust Paradox,” which argued that it was possible for a market to go from four rivals to three and see economic competition go up.

Of course, it is possible that a price war could end with the three companies deciding to “rationalize” their pricing just the way the large airlines have. That is not a trivial issue. But many industries with three strong players — especially an industry that requires significant capital costs — turn out more competitive.

Antitrust concerns aren’t the only hurdle, either. There is another that could be just as daunting: the Committee on Foreign Investment in the United States. Because T-Mobile is controlled by its German parent, Deutsche Telekom, and Sprint is controlled by Japan’s SoftBank, it is possible that the committee could claim that a merger poses a threat to national security. Lawmakers have raised security questions about the merger, citing connections between SoftBank and the Chinese device maker Huawei, which has been called a national security threat.

The committee has usually not blocked such deals, but the steel and aluminum tariffs demonstrate that the Trump administration has no qualms about invoking national security to intervene in the world of business.

And there is still the matter of the voice we haven’t heard.

Mr. Trump has never been shy about publicly opining on headline-grabbing mergers. He was a vocal critic of AT&T’s tie-up with Time Warner, he was a fan of Disney’s acquisition of most of 21st Century Fox’s assets, and he recently had harsh words for the government’s blocking of Sinclair Broadcasting’s deal to buy Tribune Media. (“Disgraceful!” he wrote on Twitter.)

So the president’s silence on this one has led to hushed questions among a cadre of executives, bankers, lawyers and lobbyists who have blanketed Washington this summer trying to turn the ear of regulators and policymakers: What does he actually think? And, despite the White House’s repeated insistence that Mr. Trump has no involvement in approving such deals, is he exerting any influence behind the scenes?

We will not know the president’s position until he tells us. But perhaps the most important voice we’ve heard from so far has come from the head of the Justice Department’s antitrust division, Makan Delrahim. He was asked directly in June about how many telecom companies there should be to have a competitive industry.

His answer? “I don’t think there’s any magical number that I’m smart enough to glean.”

Absent a telling tweet from the president, that is as close as we’ve heard to a position from the government. And in this case, it sounds like the right answer.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.